Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Champion Enterprises, Inc. for the registration of common stock, preferred stock, debt securities and warrants, to the incorporation by reference therein of our reports dated February 23, 2007, with respect to the consolidated financial statements of Champion Enterprises Inc., Champion Enterprises, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Champion Enterprises, Inc., included in its Annual Report (Form 10-K) for the year ended December 30, 2006, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP
Detroit, Michigan
October 26, 2007